UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of February 18, 2009

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                           Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-____________

INFORMATION FILED WITH THIS REPORT

Exhibits:	Description

99.1	Atna Reports Reserve Increase and Updated Mine Plan for the Briggs Mine in California, dated February 18, 2009

99.2	Notice of Annual Meeting and Record Date, dated February 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: February 18, 2009	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibits:	Description

99.1	News Release, Atna Reports Reserve Increase and Updated Mine Plan for the Briggs Mine in California, dated February 18, 2009

99.2	Notice of Annual Meeting and Record Date, dated February13, 2009